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                              February 8, 2024

       Adam Thomas
       Chief Executive Officer and Chief Financial Officer
       Trans American Aquaculture, Inc
       1022 Shadyside Lane
       Dallas, TX 75223

                                                        Re: Trans American
Aquaculture, Inc
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed January 25,
2024
                                                            File No. 333-274059

       Dear Adam Thomas:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 7, 2023 letter.

       Amendment No. 3 to Registration Statement on Form S-1 filed January 25, 2024

       Government Regulation, page 40

   1. We note your revised disclosure in response to previous comment 11 and re-issue the comment in part. Please
describe the relevant rules and regulations of the U.S. Food and
                                                        Drug Administration to
which your business is subject in this section of your prospectus.
                                                        In this regard,
including a hyperlink to guidance documents and regulatory information published by the FDA is
not sufficient.
       Financial Statements as of and for the three and nine months ended September 30, 2023
       Note 3. Inventory, page F-11

   2. In light of the fact that you did not recognize any revenues for the sale of shrimp inventory in the twelve months
ended September 30, 2023, please clarify the statement that the net realizable value is
based on "subsequent actual sales." In that regard, we reference your
 Adam Thomas
Trans American Aquaculture, Inc
February 8, 2024
Page 2
      statement that the net realizable value is partially based on "anticipated market prices when sold" and the disclosures throughout your filing that shrimp prices have continued to decline since 2022. Also, please expand your accounting policy disclosure to clarify whether feed costs are capitalized and to explain why no inventory valuation reserve is maintained to account for shrimp mortality.
       Please contact Kristin Lochhead at 202-551-3664 or Al Pavot at 202-551-3738 if you
have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Katherine Bagley at 202-551-2545 with any other questions.



                                                          Sincerely,

FirstName LastNameAdam Thomas                             Division of
Corporation Finance
                                                          Office of Industrial
Applications and
Comapany NameTrans American Aquaculture, Inc
                                                          Services
February 8, 2024 Page 2
cc:       Brian Higley, Esq
FirstName LastName